BELLUNA ベルーナ

MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

July 31, 2006

Dear Sirs:


06015671

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

At the meeting of Board of Directors held on July 31, 2006, Belluna Co., Ltd. resolved to repurchase of its own shares pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Reason for the repurchase
   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common stock of the Company
(2) Total number of shares to be repurchased:	Maximum of 1,000,000 shares
(3) Total costs of shares to be repurchased:	Maximum of ¥ 2,000 million
(4) Period of repurchase:	August 1, 2006 to March 31, 2007

Note: Information as of June 30, 2006
- Total number of outstanding shares without treasury stocks: 53,189,169 shares
- Total number of shares repurchased: 2,749,742 shares

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